   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 2002
                                                       REGISTRATION NO. 333-____

===============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                       -----------------------------------


                                    FORM S-3
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933


                       -----------------------------------

                              KPMG CONSULTING, INC.
             (Exact Name of Registrant as Specified in Its Charter)


          DELAWARE                                      22-3680505
(State or Other Jurisdiction of          (I.R.S. Employer Identification Number)
Incorporation or Organization)

                       -----------------------------------
                            1676 INTERNATIONAL DRIVE
                                McLEAN, VA 22102
                                 (703) 747-3000

                   (Address, Including Zip Code, and Telephone
                  Number, Including Area Code, of Registrant's
                          Principal Executive Offices)
                       -----------------------------------

                              DAVID W. BLACK, ESQ.
                            EXECUTIVE VICE PRESIDENT,
                          GENERAL COUNSEL AND SECRETARY
                              KPMG CONSULTING, INC.
                            1676 INTERNATIONAL DRIVE
                                McLEAN, VA 22102
                                 (703) 747-3000

            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)
                       -----------------------------------

                                   COPIES TO:

                          RICHARD A. STEINWURTZEL, ESQ.
                           VASILIKI B. TSAGANOS, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                          1001 PENNSYLVANIA AVENUE, NW
                              WASHINGTON, DC 20004
                                 (202) 639-7000
                       -----------------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE




                                                          PROPOSED MAXIMUM        PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF             AMOUNT TO BE        OFFERING PRICE PER      AGGREGATE OFFERING        AMOUNT OF
SECURITIES TO BE REGISTERED           REGISTERED              SHARE(1)                 PRICE(1)         REGISTRATION FEE
---------------------------         ----------------         ----------             -----------         ----------------


Common Stock, $.01 par value(2)      30,471,309                $6.46              $196,844,656.14           $18,110

===========================         ================         ==========             ===========         ================


(1) Estimated in accordance with Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee, based on the average of the high and low sale price of KPMG Consulting's common stock reported on the Nasdaq National Market on September 25, 2002.

(2) Includes associated rights to purchase Series A junior participating preferred stock.

                       ----------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

 THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
   NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN
 OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE
       SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                                   PROSPECTUS

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 2002

                              KPMG CONSULTING, INC.

                        30,471,309 SHARES OF COMMON STOCK


         We are registering these shares of common stock for resale by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the selling stockholders' sale of their common stock.

         Our common stock is quoted on the Nasdaq National Market under the symbol "KCIN". On September 25, 2002, the closing sale price of our common stock on the Nasdaq National Market was $6.45 per share.

         INVESTING IN OUR SECURITIES INVOLVES RISKS, SEE "RISK FACTORS" BEGINNING ON PAGE 4.


                              --------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                              --------------------


                   The date of this prospectus is _____, 2002

                                KPMG CONSULTING

     We are one of the world's largest consulting and systems integration firms with approximately 16,000 employees. We serve over 2,100 clients worldwide, including large multi-national Global 2000 and Fortune 1000 companies, small and medium-sized businesses, government agencies and other organizations. We provide our clients with business and technology strategy, systems design and architecture, applications implementation, network and systems integration, and related services that enable our clients to leverage technology for stronger return on investment and enhanced services to their customers, vendors and employees.

     We provide consulting services through five industry groups in which we have significant industry-specific knowledge. These groups are:

     - Public Services, which assists public services clients in process improvement, enterprise resource planning and Internet integration service offerings. This group is also a leading provider of financial and economic advisory services to governments, corporations and financial institutions around the world. Our public services clients include federal government agencies, state and local governments, and private and public higher education institutions. In addition, this group provides services to public service healthcare agencies and private sector payor and provider companies.

     - Financial Services, which focuses on delivering strategic, operational and technology services, including new, component-based business and technical architectures that leverage existing application systems and e-business strategies and development, delivered through consumer and wholesale lines of business. Our clients in the financial services sector include banking, insurance, securities, real estate, hospitality and professional services institutions.

     - Communications and Content, which provides financial, operational and technical services to wireline and wireless communications carriers, public and private utilities, cable system operators and media and entertainment service providers. Our services assist clients with business strategy development, business process flow optimization, technology integration and asset preservation.

     - High Technology, which focuses on the identification and delivery of business process improvements. Areas of focus include: enterprise systems; supply chain; product lifecycle and collaboration; sales, marketing, customer care, and channel and human resource management. Our services support both global market industry leaders and fast growing businesses requiring a broad range of technology, integration, infrastructure and managed services assistance. These solutions address business challenges specific to our electronics industry clients, which include contract manufacturers, and consumer electronics, semiconductor, hardware and network equipment manufacturers; large and emerging software companies; and life sciences clients consisting of pharmaceutical, medical device and distribution companies.

     - Consumer and Industrial Markets, which advises clients on capturing and assessing customer needs and buying patterns to improve one-to-one marketing and capture additional market share. In addition, we develop and implement channel integration strategies, electronic storefronts, sales automation and call center service offerings to help clients better serve their customers. We focus on improving supply chain integration through e-procurement, collaborative planning, fulfillment, product data management and digital marketplace solutions. We assist companies in increasing the productivity of their workforce through Internet-enabled employee self-service and human resource applications, web-based training and learning, front office/back office integration, shared services and knowledge management. We work with both established brick-and-mortar companies, including their related Internet operations, and newer Internet companies that produce or distribute consumer and industrial products and services. We focus on three market sectors--consumer, industrial and automotive, and chemical and energy. We work with clients in several vertical markets, including petroleum, industrial products, food, retail and transportation, to create digital marketplaces and trading exchanges that connect buyers and sellers within each market.

         The above five groups comprise our service offerings to the North American region. In addition, we have multi-national operations covering Latin America, Asia Pacific, some countries in Europe and Israel. Our focus on specific industries provides us with the ability to tailor our service offerings to reflect an understanding of the marketplaces in which our clients operate and enables our clients to achieve their objectives more quickly and efficiently.

         In addition, during the latter half of fiscal year 2002, we determined to expand our managed services offerings to provide services for many "non-core" business activities, including order management, billing, customer care and service assurance. With our managed services solutions, we offer business process outsourcing, information technology outsourcing, applications management, outsourcing consulting and delivery infrastructure.

         Our company previously was a part of KPMG LLP, one of the former "Big 5" accounting and tax firms. In January 2000, KPMG LLP transferred its consulting business to our company. In February 2001 we completed our initial public offering, and on February 8, 2001 we began to trade on the Nasdaq National Market. As part of the initial public offering, KPMG LLP and its partners sold all of the shares of our common stock that they owned.

         On September 17, 2002, we announced that we had filed an application for our common stock to be listed on the New York Stock Exchange. We expect that our common stock will be listed for trading on the New York Stock Exchange during the first week of October 2002, and our common stock will cease trading on the Nasdaq National Market at the same time.

         We are a Delaware corporation. Our principal executive offices are located at 1676 International Drive, McLean, Virginia 22102, and our telephone number is (703) 747-3000.

                                  RISK FACTORS

         You should carefully consider the risks described below before making a decision to invest in our securities. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business and operations.

         If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the trading price of our common stock could decline or you could lose all or part of your investment.

                   RISKS THAT RELATE TO OUR FINANCIAL RESULTS

THE CURRENT ECONOMIC DOWNTURN HAS CAUSED, AND FUTURE ECONOMIC DOWNTURNS MAY CAUSE, OUR REVENUES TO DECLINE.

         Our revenues declined during fiscal year 2002, and we had a net loss of approximately $26.9 million. We continue to operate in a challenging economic environment in the United States and abroad. As a result of the difficult economic environment, some clients have cancelled, reduced or deferred expenditures for consulting and technology services. In addition, due to increased competition for engagements, we have also experienced pricing pressure which has eroded our revenues. We have implemented cost-management programs to manage our expenses as a percentage of revenues. However, current and future cost-management initiatives may not be sufficient to maintain our margins if the current challenging economic environment continues for several quarters.

         Our results of operations are affected by the level of business activity of our clients, which in turn is affected by economic conditions. Except as discussed above, we cannot predict the impact that the current global economic downturn will have on our future revenues, nor can we predict when economic conditions will improve. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also reduce the amount of spending on information technology products and services during difficult economic times, resulting in limited implementations of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and fees generally decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our gross margin, which is the difference between our revenues and our costs of service, also may decline in an economic downturn due to lower utilization of our professionals, which means fewer billable hours per employee, and pressure on the rates we charge. A decline in gross margin typically causes our profitability to decline.

THERE WILL NOT BE A CONSISTENT PATTERN IN OUR FINANCIAL RESULTS FROM QUARTER TO QUARTER, WHICH MAY RESULT IN INCREASED VOLATILITY OF OUR STOCK PRICE.

         Our quarterly revenues and profitability have varied in the past and are likely to vary significantly from quarter to quarter, making them difficult to predict. This may lead to volatility in our share price. We are a professional services organization. A major portion of our revenues is based on the number of hours billed by our professionals and their hourly billing rates. Companies like ours experience variations in profits during the year. There are many reasons for these variations, but they can generally be attributed to the fact that our business is dependent on the decisions and actions of our clients. For example, a client could delay or cancel a project because the client's business is experiencing financial problems. When this happens, it could reduce, eliminate or delay our expected revenues, and we could lose the money that we have spent to obtain or staff the project. Also, the mix of client projects, the personnel required and their billing rates will affect results in our business in a meaningful way. Typically, client service hours are adversely affected during the first half of our fiscal year (July - December) due to the large number of vacation days and holidays during this period. The demand for our services is also significantly affected by general domestic and international economic and political conditions. When economic activity slows down, as is currently the case in the United States and many other parts of the world, our clients are more likely to decrease their technology budgets and to delay or cancel consulting contracts.

         In addition, when companies face eroding revenues and funding difficulties, they may reduce their spending on consulting services. While our revenues thus may be adversely affected by an economic downturn, our costs (especially staffing costs) may not decrease as quickly. In addition, other factors that could cause variations in our quarterly financial results are:

         - our ability to transition employees quickly from completed projects to new engagements;

         - the introduction of new products or services by us or our competitors;

         -        changes in our pricing policies or those of our competitors;
                  and

         - our ability to manage costs, including personnel costs and support services costs.

OUR PROFITABILITY WILL SUFFER IF WE ARE NOT ABLE TO MAINTAIN OUR PRICES AND UTILIZATION RATES AND CONTROL OUR COSTS.

         Our profit margin, and therefore our profitability, is largely a function of the rates we are able to charge for our services and the utilization rate, or chargeability, of our professionals. Accordingly, if we are not able to maintain the rates we charge for our services or an appropriate utilization rate for our professionals, we will not be able to sustain our profit margin and our profitability will suffer. The rates we are able to charge for our services are affected by a number of factors, including:

         - our clients' perception of our ability to add value through our services;

         -        competition;

         - introduction of new services or products by us or our competitors;

         -        pricing policies of our competitors; and

         -        general economic conditions.

Our utilization rates are also affected by a number of factors, including:

         - seasonal trends, primarily as a result of our hiring cycle and holiday and summer vacations;

         - our ability to transition employees from completed projects to new engagements;

         - our ability to forecast demand for our services and thereby maintain an appropriately balanced and sized workforce; and

         -        our ability to manage attrition.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our professionals and execute our strategy for growth, we may not be able to manage a significantly larger and more diverse workforce, control our costs or improve our efficiency.

WE MAY HAVE DIFFICULTY INTEGRATING OR MANAGING THOSE BUSINESSES WE HAVE ACQUIRED OR MAY ACQUIRE IN THE FUTURE, WHICH MAY HAVE A MATERIAL ADVERSE IMPACT ON OUR FINANCIAL RESULTS OR REPUTATION IN THE MARKETPLACE.

         In recent years, we have acquired consulting businesses or market rights from the member firms of KPMG International in Argentina, Australia, Brazil, Canada, Colombia,

Costa Rica, Guatemala, Hong Kong, Ireland, Japan, Malaysia, Mexico, the Netherlands Antilles, New Zealand, Nicaragua, Peru, Singapore, South Korea, Taiwan and Venezuela. On May 7, 2002, the Company executed a letter of intent with respect to certain independent business consulting practices affiliated with Andersen Societe Cooperative Worldwide ("Andersen BC Practices"). Since
May 7, 2002, the Company acquired all or parts of the assets of the Andersen
BC Practices located in Australia, Hong Kong, China, Singapore, South Korea, Switzerland, Peru, Japan, Norway, Finland, Sweden, France and Spain. The Company has also hired professionals and staff members of Andersen BC Practices located in the U.S. and Brazil. Further, the Company has acquired the Ernst & Young business consulting practice in Brazil. On August 22, 2002, we acquired
KPMG Consulting AG for approximately $273.6 million in cash plus the assumption of approximately $15 million of net debt and the issuance of approximately
30.5 million shares of our common stock. KPMG Consulting AG's operations consist primarily of the German, Swiss and Austrian consulting practices of KPMG DTG.
We may acquire additional consulting businesses in the future as part of our growth strategy.

         Each of these acquisitions involves the integration of separate companies that have previously operated independently and have different corporate cultures. Because we do not have significant acquisition experience, we may not succeed at integrating or managing acquired businesses or in managing the larger company that results from these acquisitions. The process of combining such companies may be disruptive to their business and our business and could have an adverse impact on the reputation of our company as a result of the following difficulties, among others:

         -        loss of key clients or employees;

         - inconsistencies in standards, controls, procedures and policies among the companies being combined, making it more difficult to implement and harmonize company-wide financial, accounting, billing, information and other systems;

         -        coordination of geographically diverse organizations; and

         - diversion of management's attention from the day-to-day business of our company.

         In addition, we may not be able to ensure that the new personnel we hired from Arthur Andersen LLP's United States business consulting practices will be utilized at maximum rates on a timely basis as we did not acquire any customer contracts in connection with that group hire. We may also have difficulty retaining the personnel that join us in connection with the acquisitions and group hires.

         If we are unable to integrate our acquisitions and/or group hires in a timely manner, or at all, or if we experience difficulty integrating or managing the acquired businesses, assets or personnel, we may not achieve the desired levels of synergies in connection with the recent transactions. Also, the costs of achieving those synergies may be greater than we anticipate. If we fail to achieve the desired levels of synergies, or if the costs of achieving them are substantially greater than we anticipate, our business, financial condition and results of operations may be adversely affected.

         Difficulties with integration or management may also affect client satisfaction or create problems with the quality of client service, which could have an adverse impact on the reputation of our company.

OUR PROFITABILITY MAY DECLINE DUE TO FINANCIAL AND OPERATIONAL RISKS INHERENT IN WORLDWIDE OPERATIONS.

         In fiscal year 2002, approximately 92% of our revenues were attributable to activities in North America. As a result of our recent acquisitions and group hires, and as we further expand globally, we expect that the percentage of our revenues from our international operations will grow significantly.

         As a result, we face a number of financial and operational risks that may hinder our ability to improve profitability, including:

         - the lack of local recognition of the new brand that we intend to adopt, which will cause us to spend significant amounts of time and money to build a new identity;

         - the costs of integrating and managing global operations, particularly those in Europe;

         - difficulties relating to managing our business internationally;

         - operating losses incurred in certain countries as we develop and expand our international service delivery capabilities, and the non-deductibility of those losses for tax purposes;

         -        restrictions on the repatriation of earnings;

         -        difficulties in collecting payments in some countries;

         -        restrictions on the movement of cash and other assets;

         - differences in, and uncertainties arising from, local business culture and practices;

         - multiple, and sometimes conflicting, laws and regulations, including tax laws;

         - the absence in some jurisdictions of effective laws to protect our intellectual property rights;

         -        political, social and economic instability;

         -        international political and trade tensions;

         - price controls or restrictions on exchanges of foreign currencies;

         -        currency exchange fluctuations;

         -        restriction on the import and export of certain technologies;

         -        changes in import or export duties and quotas;

         -        introduction of tariff or non-tariff barriers; and

         -        restrictions on employment policies.

         If any of these risks materialize, there could be a material adverse effect on our Company's operating results. In the past, we have incurred costs or experienced disruptions due to the factors described above, and we expect to do so in the future.

OUR INTERNATIONAL OPERATIONS AND ACQUISITIONS INVOLVE THE USE OF FOREIGN CURRENCIES, WHICH SUBJECTS US TO FOREIGN EXCHANGE RATE FLUCTUATIONS AND OTHER CURRENCY RISKS.

         The revenues and expenses of our international operations generally are denominated in local currencies, which subjects us to exchange rate fluctuations between such local currencies and the United States dollar. These exchange rate fluctuations subject us to currency translation risk with respect to the reported results of our international operations and the cost of potential acquisitions, as well as to other risks sometimes associated with international operations. We are also subject to currency risk when our service contracts are denominated in a currency different than the currency in which we incur expenses related to such contracts. There can be no assurance that we will not experience fluctuations in financial results from our operations outside of the United States, and there can be no assurance we will be able, contractually or otherwise, to reduce the currency risks associated with our international operations. At the present time, we do not use derivative financial instruments to manage or control foreign currency risk because most of our revenue and related expenses are in the same functional currencies. However, we cannot assure you that we will not use such financial instruments in the future or that any such use will be successful in managing or controlling foreign currency risks.

OUR GROWTH IS DEPENDENT IN PART ON OUR ABILITY TO MAKE ACQUISITIONS, AND WE RISK OVERPAYING FOR ACQUIRED BUSINESSES.

         Our growth strategy is dependent in part upon our ability to provide consulting services worldwide, including our ability to develop a presence throughout Europe. Since May 7, 2002, the Company has acquired all or parts of the assets of the Andersen BC Practices located in France, Spain, Switzerland, Norway, Finland and Sweden. On August 22, 2002, we acquired KPMG Consulting AG, which has consulting practices in Germany, Switzerland and Austria. Previously, we had acquired the consulting practice of the KPMG

International member firm in Ireland. While we have significantly expanded our consulting practice in Europe, we cannot assure you that we will reach agreements to acquire consulting practices in any of the other countries in Europe, including the United Kingdom, Italy or the Netherlands, or that the terms and conditions of any agreements will be favorable to us.

         We may explore other international expansion opportunities, but we cannot assure you that we will be able to reach an agreement to acquire any specific practice or that any agreement we do reach will be on terms favorable to us. We will also continue to evaluate from time to time, on a selective basis, other strategic acquisitions if they will help us obtain well-trained, high-quality professionals, new service offerings, additional industry expertise, a broader client base or an expanded geographic presence. We cannot assure you that we will be successful in identifying candidates or consummating acquisitions on terms that are acceptable or favorable to us. In addition, there can be no assurance that financing for acquisitions will be available on terms that are acceptable or favorable to us, if at all. We may issue shares of our common stock as part of the purchase price for some or all of these acquisitions. Future issuances of our common stock in connection with acquisitions also may dilute our earnings per share.

WE COULD FACE EXPOSURE TO LIABILITIES IN CONNECTION WITH OUR RECENT GROUP HIRES AND RECENTLY CLOSED ACQUISITIONS.

         Creditors of Arthur Andersen LLP and other parties, including those representing the interests of shareholders of entities audited by Arthur Andersen LLP, may bring claims in the United States or elsewhere against us and others seeking recoveries for liabilities of Arthur Andersen LLP under various legal theories, including, but not limited to, successor liability and fraudulent conveyance. We do not believe that our acquisitions of Andersen BC Practices and the group hires give rise to any liability for us under a theory of successor liability, fraudelent conveyance or any other theories of liability of which we are aware. Thus, we do not believe that the acquisitions and the group hires expose us to potential liabilities associated with Arthur Andersen LLP's legal difficulties, particularly claims against it arising from its prior audit work or other services provided to Enron Corporation, Worldcom, Inc. and other companies. Nevertheless, we cannot assure you that should persons or entities with claims against Arthur Andersen LLP seek to hold us liable under one or more legal theories, we will be able to successfully avoid liability for such claims. If a court were to find us liable for liabilities of Arthur Andersen LLP arising from such claims, our financial condition and operations could be materially and adversely affected. In addition, litigation of this nature could divert management time and attention, and we could incur substantial defense costs.

         In connection with other acquisitions, we are assuming some liabilities, depending on the structure of the transaction, some of which are subject to indemnities by the former owners of the businesses we are acquiring. Accordingly, we may be exposed to liabilities relating to these acquisitions for which the indemnity will not be sufficient.

OUR LEVERAGE MAY AFFECT OUR BUSINESS AND MAY RESTRICT OUR OPERATING FLEXIBILITY. IN ADDITION, WE MAY NOT BE ABLE TO REFINANCE OUR DEBT OR TO DO SO ON FAVORABLE TERMS.

         On May 29, 2002, we entered into a new revolving credit facility agreement with an aggregate principal balance not to exceed $250 million. This credit facility replaces our previous revolving credit facility and a line of credit facility. We also have a receivables purchase agreement with an issuer of receivables-backed commercial paper up to $150 million. At June 30, 2002, there was no outstanding balance under either the revolving credit facility or the receivables purchase agreement. At August 31, 2002, there was $75 million outstanding on our receivables purchase agreement. On August 21, 2002, we entered into an additional $220 million revolving credit facility for the purpose of funding our acquisition of KPMG Consulting AG. At August 31, 2002, there was an outstanding balance of $220 million under this facility. This facility matures on December 15, 2002. Subject to certain restrictions set forth in the revolving credit facilities, including the requirement that we meet certain financial tests, we may incur additional indebtedness in the future, including indebtedness incurred to finance, or which is assumed in connection with, acquisitions. However, our indebtedness under the revolving credit facilities must rank at least equal to any additional new indebtedness. Our receivables facility also requires us to meet certain financial tests, which could limit our ability to incur additional indebtedness. We may in the future renegotiate or refinance our credit facilities with agreements that have different or more stringent terms. The level of our indebtedness could:

         - limit cash flow available for general corporate purposes, such as acquisitions and capital expenditures, due to the ongoing cash flow requirements for debt service;

         - limit our ability to obtain, or obtain on favorable terms, additional debt financing in the future for working capital, capital expenditures or acquisitions;

         - limit our flexibility in reacting to competitive and other changes in our industry and economic conditions generally;

         - expose us to a risk that a substantial decrease in net operating cash flows due to economic developments or adverse developments in our business could make it difficult to meet debt service requirements; and

         - expose us to risks inherent in interest rate fluctuations because borrowings may be at variable rates of interest, which could result in high interest expense in the event of increases in interest rates.

Our ability to make scheduled payments of principal of, to pay interest on, or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which may be affected by general economic, financial, competitive, regulatory, business and other factors beyond our control, including those discussed herein. Our $220 million credit facility matures on December 15, 2002. We cannot assure you that we will be able to extend the term of this facility or obtain sufficient funds to repay the amounts outstanding under this facility either from a replacement facility or alternative debt or equity financing. If we are not able to repay amounts outstanding under this facility, we could be declared in default, which could result in a default under the credit facilities, the receivables facility and other agreements, as applicable.

         In addition, there can be no assurance that future borrowings or equity financing will be available for the payment or refinancing of any indebtedness we may have in the future. If we are unable to service our indebtedness, whether in the ordinary course of business or upon acceleration of such indebtedness, we may be forced to pursue one or more alternative strategies, such as restructuring or refinancing our indebtedness, selling assets, reducing or delaying capital expenditures or seeking additional equity capital. There can be no assurances that any of these strategies could be effected on satisfactory terms, if at all.

WE MAY NOT BE ABLE TO FINANCE FUTURE NEEDS OR ADAPT OUR BUSINESS PLAN TO CHANGES IN ECONOMIC OR BUSINESS CONDITIONS BECAUSE OF RESTRICTIONS IMPOSED ON US BY OUR CREDIT FACILITIES, AND IF WE VIOLATE THESE LIMITATIONS WE WILL BE IN DEFAULT ON THESE FACILITIES.


         Our credit facilities and the receivables facility contain a number of significant covenants that, among other things, will restrict our ability to dispose of assets, incur additional indebtedness, incur liens on property or assets, repay other indebtedness, pay dividends, enter into certain investments, transactions or capital expenditures, repurchase or redeem capital stock, engage in mergers, acquisitions or consolidations, or engage in certain transactions with affiliates and otherwise restrict corporate activities. Such restrictions could adversely affect our ability to operate our business, finance our future operations or capital needs or engage in or take advantage of other business activities or opportunities that may be in our interest or arise. In addition, our credit facilities and the receivables facility also require us to maintain specified financial ratios and tests, including certain net worth, leverage ratios, fixed charge coverage ratio, certain net income ratios, and certain debt-to-debt plus net worth ratios. Other agreements governing our indebtedness may also contain such affirmative and negative covenants and financial ratios and tests. Our ability to comply with such covenants, ratios and tests may be affected by events beyond our control.

         A breach of any of these covenants, an inability to comply with the required financial ratios and tests or our failure to pay principal and interest when due could result in a default under the credit facilities, the receivables facility and other agreements, as applicable. In the event of any such default, the lenders under these facilities could elect to declare all borrowings outstanding under these facilities, together with accrued interest and other fees, to be due and payable. In addition, any default under these facilities or agreements governing our other indebtedness could lead to an acceleration of debt under other debt instruments that contain cross-acceleration or cross-default provisions. Our credit facilities and receivables facility contain cross-default provisions to each other and to other debt. If we were unable to repay any such borrowings when due, the lenders could proceed against their collateral. If the indebtedness under these facilities were to be accelerated, our assets may not be sufficient to repay amounts due on other debt securities, if any, then outstanding.

                 RISKS THAT RELATE TO THE NATURE OF OUR BUSINESS

WE INTEND TO CHANGE OUR NAME DURING THE CURRENT FISCAL YEAR AND OUR EXISTING AND POTENTIAL CLIENTS, INDUSTRY VENDORS, RECRUITING CANDIDATES AND INVESTORS MAY NOT RECOGNIZE OUR NEW BRAND, WHICH MAY CAUSE OUR REVENUES AND PROFITABILITY TO DECLINE.

         Our agreement with KPMG International regarding the use of the KPMG name requires us to change our name by February 13, 2005. We intend to change our name in fiscal year 2003 and to begin operating under a new brand. Because we have previously marketed our business under the KPMG Consulting name, our existing and potential clients, industry vendors and investors generally may not recognize our new brand. Our name change also may cause difficulties in recruiting qualified personnel. We cannot predict the impact of the change in trademarks and trade names on our business. We expect to incur approximately $20 million to $40 million of marketing expenses by the end of fiscal year 2003 to build a new brand identity. If we fail to build a strong new brand recognition, our revenues and profitability may decline.

OUR ABILITY TO RETAIN OUR MANAGING DIRECTORS IS CRITICAL TO THE SUCCESS OF OUR BUSINESS.

         The retention of our managing directors, is particularly important to our future success. The cumulative annual rate of turnover among our United States-based managing directors was 4.7%, 8.4%, 10.8% and 3.1% for fiscal years 1999, 2000, 2001 and 2002, respectively, excluding any involuntary terminations and terminations as a result of reductions in our workforce. While the turnover rate has recently decreased, this was partially a result of the general economic slowdown in the United States and abroad. The turnover rate could return to the historically higher levels experienced in prior years when there is an economic recovery. In addition, as a result of our change from a partnership to a corporate structure and the creation of stock option programs and other corporate employee benefits, our managing directors have accepted cash compensation that is less than the payments they received as consulting partners of KPMG LLP, and in some cases these reductions have been material. We cannot assure you that the substitution of cash compensation, equity-based incentives and other employee benefits in lieu of partnership profit distributed to consulting partners of KPMG LLP will be sufficient to retain these individuals. In addition, there is no guarantee that the non-competition agreements we have entered into with our managing directors and other senior professionals are sufficiently broad to prevent our consultants from leaving us for our competitors or that such agreements would be upheld by an arbitrator or a court if we were to seek to enforce our rights under these agreements. Similar considerations may apply with respect to managing directors who have joined us from other consulting practices as a result of our acquisitions or group hires.

OUR SUCCESS IS LARGELY DEPENDENT ON OUR ABILITY TO HIRE AND RETAIN TALENTED PEOPLE IN AN INDUSTRY THAT PERIODICALLY EXPERIENCES A SHORTAGE OF SKILLED PROFESSIONALS AND A HIGH RATE OF EMPLOYEE TURNOVER.

         Our business involves the delivery of professional services and is highly labor-intensive. Our success depends largely on our general ability to attract, develop, motivate and retain highly skilled professionals. The loss of some or a significant number of our professionals or the inability to attract, hire, develop, train and retain additional skilled personnel could have a serious negative effect on us, including our ability to obtain and successfully complete important engagements and thus maintain or increase our revenues. The cumulative annual rate of turnover among our United States-based professional consultants was 19.5%, 23.3%, 22.6% and 12.9% for fiscal years 1999, 2000, 2001 and 2002, respectively, excluding any involuntary terminations and terminations as a result of reductions in our workforce. While the turnover rate has recently decreased since early 2001, this was partially a result of the general economic slowdown in the United States and abroad. The turnover rate could return to the higher levels experienced in the last few years when there is an economic recovery. In a strong economy, qualified consultants often are in great demand. In addition, certain of our alliance agreements, such as with SAP America, Inc., Cisco Systems, Inc. and Qwest Communications International, Inc., prohibit us from soliciting their employees or their affiliate's employees. These circumstances have required us in a strong economy to increase the compensation we pay our professionals at a rate higher than the general inflation rate. Even so, we cannot assure that we will be successful in attracting and retaining the skilled professionals we require to conduct and expand our operations successfully when there is an economic recovery.

WE DEPEND ON CONTRACTS WITH U.S. FEDERAL GOVERNMENT AGENCIES, PARTICULARLY CLIENTS WITHIN THE DEPARTMENT OF DEFENSE, FOR A SIGNIFICANT PORTION OF OUR REVENUES, AND IF OUR RELATIONSHIPS WITH THESE AGENCIES WERE HARMED OR IF THE SPENDING POLICIES OR BUDGET

PRIORITIES OF THE FEDERAL GOVERNMENT CHANGED, WE COULD LOSE SIGNIFICANT
REVENUES.

         Contracts funded by U.S. federal government agencies accounted for 12.8%, 16.9% and 25.6% of our revenues for fiscal 2000, 2001 and 2002, respectively. Contracts funded by clients within the Department of Defense accounted for 6.7%, 8.6% and 12.8% of our revenues for the same periods. We believe that federal government contracts will continue to be a source of a significant amount of our revenues for the foreseeable future. For this reasons, any issue that compromises our relationship with agencies of the federal government in general, or within the Department of Defense in particular, would cause serious harm to our business. Among the key factors in maintaining our relationships with federal government agencies and departments are our performance on individual contracts and delivery orders, the strength of our professional reputation, the relationships of our key executives with client personnel and our compliance with complex procurement laws and regulations related to the formation, administration and performance of federal government contracts. In addition, our failure to obtain and maintain necessary security clearances may limit our ability to perform classified work for government clients, which could cause us to lose business. Security breaches in sensitive government systems we have developed also could damage our reputation and eligibility for additional work and expose us to significant losses. To the extent that our performance does not meet client expectations, or our reputation or relationships with one or more key clients are impaired, our revenues and operating results could be materially harmed.

         Changes in federal government fiscal or spending policies could directly affect our financial performance. Among the factors that could harm our federal government contracting business are:

         - curtailment of the federal government's use of consulting and technology services firms;

         - a significant decline in spending by the federal government, in general, or by specific departments or agencies in particular;

         - the adoption of new laws or regulations that affect companies that provide services to the federal government;

         - delays in the payment of our invoices by government payment offices;

         - federal governmental shutdowns, such as the shutdown that occurred during the government's 1996 fiscal year, and other potential delays in the government appropriations process; and

         -        general economic and political conditions.

         These or other factors could cause federal government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts in whole or in part, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which could cause us to lose revenues. We have substantial contracts in place with many federal departments and agencies, and our continued performance under these contracts, or award of additional contracts from these agencies, could be materially harmed by federal government spending reductions or budget cutbacks at these departments or agencies.

UNFAVORABLE GOVERNMENT AUDIT RESULTS COULD FORCE US TO ADJUST PREVIOUSLY REPORTED OPERATING RESULTS AND COULD SUBJECT US TO A VARIETY OF PENALTIES AND SANCTIONS.

         The federal government audits and reviews our performance on contracts, pricing practices, cost structure, and compliance with applicable laws, regulations, and standards. Like most large government contractors, our contracts are audited and reviewed on a continual basis by federal agencies, including the Defense Contract Audit Agency. An audit of our work, including an audit of work performed by companies we have acquired or may acquire, or subcontractors we have hired or may hire, could result in a substantial adjustment to our previously reported operating results. For example, any costs which were originally reimbursed could subsequently be disallowed. In this case, cash we have already collected may have to be refunded and operating margins may be reduced.

         If a government audit, review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, reimbursement of payments received, payment of certain government costs, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies. These consequences could lead to a material reduction in our revenues. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us, whether or not true. Although audits have been completed on our incurred contract costs through fiscal 1999, audits for costs incurred or work performed after fiscal 1999 have not yet been completed. In addition, non-audit reviews by the government may still be conducted on all our government contracts.

         If we were suspended or debarred from contracting with the federal government generally, or any specific agency, if our reputation or relationship with government agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenues and operating results could be materially harmed.

FEDERAL GOVERNMENT CONTRACTS CONTAIN PROVISIONS GIVING GOVERNMENT CLIENTS A VARIETY OF RIGHTS THAT ARE UNFAVORABLE TO US, INCLUDING THE ABILITY TO TERMINATE A CONTRACT AT ANY TIME FOR CONVENIENCE.


         Federal government contracts contain provisions and are subject to laws and regulations that provide government clients with rights and remedies not typically found in commercial contracts. These rights and remedies allow government clients, among other things, to:

         - terminate existing contracts, with short notice, for convenience, as well as for default;

         -        reduce or modify contracts or subcontracts;

         - terminate our facility security clearances and thereby prevent us from receiving classified contracts;

         - cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

         -        decline to exercise an option to renew a multi-year contract;

         - claim rights in products, systems, and technology produced by us;

         - prohibit future procurement awards with a particular agency due to a finding of organizational conflict of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors;

         - subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit bids for the contract or in the termination, reduction, or modification of the awarded contract; and

         - suspend or debar us from doing business with the federal government or with a particular governmental agency.

         If a government client terminates one of our contracts for convenience, we may recover, at most, only our incurred or committed costs, settlement expenses, and profit on work completed prior to the termination. If a federal government client were to unexpectedly terminate, cancel, or decline to exercise an option to renew with respect to one or more of our significant contracts or suspend or debar us from doing business with government agencies, our revenues and operating results could be materially harmed.

LOSS OF OUR GENERAL SERVICES ADMINISTRATION ("GSA") SCHEDULE CONTRACTS OR OUR POSITION AS A PRIME CONTRACTOR ON ONE OR MORE GWACS OR OTHER MULTIPLE-AWARD CONTRACTS WOULD IMPAIR OUR ABILITY TO WIN NEW BUSINESS.

         We believe that a key element of our success in the public services sector is our position, as of June 30, 2002, as the holder of three GSA schedule contracts, and as a prime or sub contractor under approximately 10 Government-wide Acquisition Contracts ("GWACs") with approximately 250 related delivery orders and more than 250 indefinite delivery/indefinite quantity contracts. For the fiscal year ended June 30, 2002, revenue from GSA schedule contracts, GWACs and other indefinite delivery/indefinite quantity contracts accounted for approximately 11.8% of our companywide revenues. As these types of contracts have increased in importance in the last several years, we believe our position as a prime or sub contractor on these contracts has become increasingly important to our ability to sell our services to federal government clients. If we were to lose our position on one or more of these contracts, we could lose revenues and our operating results could be materially harmed.

         GSA schedule contracts, GWACs, and other indefinite delivery/indefinite quantity contracts typically have a one- or two-year initial term with multiple options that are exercisable by our government clients to extend the contract for one or more years. Although there are options to extend these contracts for a number of years, we cannot assure you that our clients will exercise these options.

WE MAY FACE LEGAL LIABILITIES AND DAMAGE TO OUR PROFESSIONAL REPUTATION FROM CLAIMS MADE AGAINST OUR WORK.

         Many of our engagements involve projects that are critical to the operations of our clients' businesses. If we fail to meet our contractual obligations, we could be subject to legal liability, which could adversely affect our business, operating results and financial condition. The provisions we typically include in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions. We have experienced liability claims in the past that have resulted in litigation expenses and payments for settlements. It is likely, because of the nature of our business, that we will be sued in the future. Moreover, as a consulting firm, we depend to a large extent on our relationships with our clients and our reputation for high caliber professional services and integrity to retain and attract clients and employees. As a result, claims made against our work may be more damaging in our industry than in other businesses.

THE INTERNET AND SYSTEMS INTEGRATION CONSULTING MARKETS ARE HIGHLY COMPETITIVE, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

         The Internet and systems integration consulting markets in which we operate include a large number of participants and are highly competitive. Based on revenues and the number of consultants we have, we are smaller than some of our competitors. In particular, these larger competitors may have the ability to deploy a large number of professionals more quickly in response to an urgent client need, thereby giving them a competitive advantage over us. Our primary competitors come from a variety of market segments, including other information technology service providers, large accounting, consulting and other professional service firms, packaged software vendors and service groups of computer equipment companies.

         Our marketplace is experiencing rapid changes in its competitive landscape. For instance, one of the former "Big 5" accounting and consulting firms sold its consulting business, the former consulting practice of a former "Big 5" accounting firm completed its initial public offering in the summer of 2001, another former "Big 5" accounting and consulting practice has agreed to sell its consulting business, and others have indicated plans or proposals to sell their consulting businesses or to separate and seek capital in the public or private markets. These changes in our marketplace may create potentially larger and better capitalized competitors with enhanced abilities to attract and retain their professionals. We also compete with our clients' internal resources, particularly where these resources represent a fixed cost to the client. The competitive nature of our industry may impose additional pricing pressures on us.

         Our ability to compete also depends in part on several factors beyond our control, including the ability of our competitors to hire, retain and motivate skilled professionals, the price at which others offer comparable services and our competitors' responsiveness. There is a significant risk that this severe competition will adversely affect our financial results in the future.

THE LOSS OF OUR SIGNIFICANT JOINT MARKETING RELATIONSHIPS COULD REDUCE OUR REVENUES AND GROWTH PROSPECTS.

         We have significant joint marketing relationships with Cisco Systems, Inc., Oracle Corporation, PeopleSoft, Inc., Microsoft Corporation, SAP America, Inc. and Siebel Systems, Inc. These relationships enable us to increase revenues by providing us additional marketing exposure, expanding our sales coverage, increasing the training of our professionals, and developing and co-branding service offerings that respond to customer demand. The loss of one or more of these relationships could adversely affect our business by decreasing our revenues and growth prospects. Mergers, acquisitions and other business combinations involving one or more of these entities could result in changes in the degree to which they will cooperate with us in joint marketing and product development. In addition, if we engage in certain mergers, acquisitions and other business combinations, these entities could terminate these joint marketing and product development relationships. Moreover, because most of our significant joint marketing relationships are nonexclusive, if our competitors are more successful in building leading-edge products and services, these entities may form closer or preferred arrangements with other consulting organizations.

WE MAY LOSE MONEY IF WE DO NOT ACCURATELY ESTIMATE THE COST OF A LARGE ENGAGEMENT WHICH IS CONDUCTED ON A FIXED-PRICE BASIS.

         A significant percentage of our engagements in our public services industry group is performed on a fixed-price or fixed-time basis. During fiscal years 1999, 2000, 2001 and 2002, our public services segment revenues represented 28%, 30%, 28% and 41%, respectively, of our company's total revenues. While we do not track the percentage of our engagements which are performed on a fixed-price or fixed-time basis, we believe that only a small percentage of our other engagements are performed on this basis. In addition, some of our engagements obligate us to provide ongoing maintenance and other supporting or ancillary services on a fixed-price basis or with limitations on our ability to increase prices. Billing for fixed-time engagements is made in accordance with the engagement terms agreed to with our client. Revenues are recognized based upon professional costs incurred as a percentage of estimated total percentage costs of the respective contract, and unbilled revenues represent revenues for services performed that have not been billed. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price or fixed-time contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

IF WE ARE NOT ABLE TO KEEP UP WITH RAPID CHANGES IN TECHNOLOGY OR MAINTAIN STRONG RELATIONSHIPS WITH SOFTWARE PROVIDERS, OUR BUSINESS COULD SUFFER.

         Our market is characterized by rapidly changing technologies, such as the evolution of the Internet, frequent new product and service introductions and evolving industry standards. If we cannot keep pace with these changes, our business could suffer.

         Our success will depend, in part, on our ability to develop service offerings that keep pace with rapid and continuing changes in technology, evolving industry standards and changing client preferences. Our success will also depend on our ability to develop and implement ideas for the successful application of existing and new technologies. We may not be successful in addressing these developments on a timely basis or our ideas may not be successful in the marketplace. Also, products and technologies developed by our competitors may make our services or product offerings less competitive or obsolete.

         We generate a significant portion of our revenues from projects to implement software developed by others, including Oracle Corporation, PeopleSoft, Inc., Siebel Systems, Inc. and SAP America, Inc. Our future success in the software implementation business depends on the continuing viability of these companies and their ability to maintain market leadership. We cannot assure you that we will be able to maintain a good relationship with these companies or that they will maintain their leadership positions in the software market.

OUR BUSINESS WILL BE NEGATIVELY AFFECTED IF GROWTH OF THE USE OF THE INTERNET DECLINES.

         Our business is dependent upon continued growth of the use of the Internet by our clients, prospective clients and their customers and suppliers. Growth of use of the Internet has been and may continue to be slowed or delayed as a result of a decline in general economic or business conditions. In addition, the adoption of the Internet for commerce and communications, particularly by those individuals and companies that have historically relied upon alternative means of commerce and communication, generally requires an understanding and acceptance of a new way of conducting business and exchanging information. In particular, companies that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new, Internet-based strategy that may make their existing personnel and infrastructure obsolete, especially during a decline in general economic or business conditions. Capacity constraints caused by growth in Internet usage may, unless resolved, impede further growth in Internet use. If the number of Internet users does not increase and commerce over the Internet does not become more accepted and widespread, demand for our consulting services may decrease and, as a result, our revenues could decline. The factors that may affect Internet usage or electronic commerce adoption include:

         - actual or perceived lack of security and privacy of information;

         -        lack of access or ease of use;

         -        congestion of traffic or other usage delays on the Internet;

         - inconsistent quality of service or lack of availability of cost-effective high speed service;

         -        increases in access costs to the Internet;

         -        excessive governmental regulation;

         -        uncertainty regarding intellectual property ownership;

         -        reluctance to adopt new business methods;

         - costs associated with the obsolescence of existing infrastructure; and

         - impact of any taxes which may be imposed on transactions using the Internet.

OUR BUSINESS MAY BE HARMED BY EXISTING OR INCREASED UNITED STATES AND FOREIGN GOVERNMENT REGULATION OF THE INTERNET.

         In the United States and abroad, governments have passed legislation relating to the Internet. Because these laws are still being implemented, we are not certain how our business will be affected by them. We may be indirectly affected by this legislation to the extent it impacts our clients and potential clients. In addition, United States and foreign governmental bodies are considering, and may consider in the future, other legislative proposals that would regulate the Internet. We cannot predict if or how any future legislation would impact our business.

OUR CONTRACTS CAN BE TERMINATED BY OUR CLIENTS WITH SHORT NOTICE.

         Our clients typically retain us on a non-exclusive, engagement-by-engagement basis, rather than under exclusive long-term contracts. Most of our consulting engagements are less than 12 months in duration. We estimate that the majority of our contracts can be terminated by our clients with short notice and without significant penalty. The advance notice of termination required for contracts of shorter duration and lower revenue is typically 30 days. Longer-term, larger and more complex contracts may require a longer notice period for termination and may include an early termination charge to be paid to us. Additionally, large client projects involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages of a project or that a client will cancel or delay additional planned engagements. These terminations, cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to business or financial

UNDER A NUMBER OF OUR CONTRACTS THE PAYMENT OF SOME OR ALL OF OUR FEES IS CONDITIONED UPON OUR PERFORMANCE.

         A number of our contracts have some incentive-based or other pricing terms that condition some or all of our fees on our ability to deliver defined goals or achieve cost savings for our client. Our failure to meet contractually-defined goals or a client's expectations in any type of contract may result in an unprofitable engagement.

conditions of the client or the economy generally. When contracts are terminated, we lose the associated revenues and we may not be able to eliminate associated costs in a timely manner.

WE CURRENTLY HAVE ONLY A LIMITED ABILITY TO PROTECT OUR IMPORTANT INTELLECTUAL PROPERTY RIGHTS.

         We do not have any patents in the United States or any other jurisdiction to protect our products or methods of doing business. Existing laws in the United States offer limited protection for our business, and the laws of some countries in which we provide services may not protect our intellectual property rights even to the same limited extent as the laws of the United States. The provisions in our agreements with clients which protect us against the unauthorized use, transfer and disclosure of our intellectual property and proprietary information may not be enforceable under the laws of some jurisdictions. In addition, we are sometimes required to negotiate limits on these provisions in our contracts.

         Our business includes the development of customized software modules in connection with specific client engagements, particularly in our systems integration business. We frequently assign to clients the copyright and other intellectual property rights in some aspects of the software and documentation developed for these clients. Although our contracts with our clients may provide that we also retain rights to our intellectual property, it is possible that clients will assert rights to, and seek to limit our use of, this intellectual property.

         There can be no assurance that the steps we take will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

OUR SERVICES MAY INFRINGE UPON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

         We cannot be sure that our services do not infringe on the intellectual property rights of others, and we may have infringement claims asserted against us. These claims may harm our reputation, cost us money and prevent us from offering some services. In some contracts, we may agree to indemnify our clients for certain expenses or liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming, may injure our reputation, may result in costly delays or may require us to enter into royalty or licensing arrangements.

               RISKS RELATED TO YOUR OWNERSHIP OF OUR COMMON STOCK

THE PRICE OF OUR COMMON STOCK MAY DECLINE BECAUSE OF THE LARGE NUMBER OF OTHER SHARES AVAILABLE FOR SALE IN THE FUTURE.

         Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect the market price of our common stock.

         On August 22, 2002, we issued approximately 30.5 million shares of our common stock in connection with our acquisition of KPMG Consulting AG. We have an obligation to register these shares for resale under the United States securities laws as soon as reasonably practicable after the acquisition. When the registration statement becomes effective, all of these shares may be sold in the public market.

         In addition, the assurance and tax partners of the KPMG International member firms in Ireland, the Netherlands Antilles, Brazil, Argentina and Japan were issued 1.37 million shares, which must be divested within five years after the closing of our initial public offering. An additional 0.47 million shares that were issued to the former consulting partners of these KPMG International member firms are subject to contractual transfer restrictions that expire as to one-fourth of the shares on August 7, 2002 and each succeeding anniversary. Our managing directors, who received their shares (founders shares) when we separated from KPMG LLP, and Cisco are subject to contractual limitations on resale. These limitations are described in the table below. Cisco is entitled to a total of six demands for registration and in addition has the right to piggyback registration rights if we propose to register our shares under the Securities Act. Such rights can only be exercised beginning January 31, 2003. January 31, 2003 is the earliest date that Cisco may sell its shares. As of August 31, 2002, there were a total of approximately 189.5 million shares of our common stock outstanding.

         The table below sets forth with respect to our managing directors who received founders shares and Cisco, the number of shares of our common stock these stockholders held as of February 7, 2001 that are subject to contractual transfer restrictions, the percentage of our total number of outstanding shares as of August 31, 2002 that such number represents and the nature of the contractual transfer restrictions. These restrictions are in addition to any restrictions contained under applicable law.


                                  Number         Percent
           Holder                   of           of Total                Contractual Transfer
                                  Shares       Outstanding                   Restrictions
------------------------    ---------------    -----------   -----------------------------------------
Our Managing Directors       5.14 million         2.7%       Restrictions on one-fourth of the total
who hold founders shares                                     shares owned expired on August 7, 2002 and
                                                             one-fourth will expire on each succeeding
                                                             anniversary.

Cisco Systems, Inc.         15.44 million         8.15%      Cisco generally may not sell any shares
                                                             until January 31, 2003.

         As of June 30, 2002, options to purchase approximately 30.8 million shares of common stock were outstanding with exercise prices ranging from $9.55 to $55.50, and approximately 21.1 million additional shares of our common stock were available in connection with future grants or awards under our long-term incentive plan. Our employee stock purchase plan also had approximately 6.2 million shares available for sale as of June 30, 2002. In addition, we may issue additional shares in connection with any acquisitions we make. Any such additional shares could also have a dilutive effect on our earnings per share.

THERE ARE SIGNIFICANT LIMITATIONS ON THE ABILITY OF ANY PERSON OR COMPANY TO BUY OUR COMPANY WITHOUT THE APPROVAL OF OUR BOARD OF DIRECTORS, WHICH MAY DECREASE THE PRICE OF OUR COMMON STOCK.

         Our certificate of incorporation and bylaws each contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions of our certificate of incorporation and our bylaws include the following, among others:

         - our board of directors is classified into three classes, each of which, after an initial transition period, will serve for staggered three-year terms;

         - a director may be removed by our stockholders only for cause and then only by the affirmative vote of two-thirds of the outstanding voting power of stock entitled to vote generally in the election of directors;

         - only our board of directors or the chairman of our board of directors may call special meetings of our stockholders;

         - our stockholders may take action only at a meeting of our stockholders and not by written consent;

         - our stockholders must comply with advance notice procedures in order to nominate candidates for election to our board of directors or to place stockholders' proposals on the agenda for consideration at meetings of the stockholders;

         - our board may consider the impact of any proposed change of control transaction on constituencies other than our stockholders in determining what is in the best interest of our company and our stockholders;

         - business combinations involving one or more persons that own or intend to own at least 15% of our voting stock must be approved by the affirmative vote of at least a majority of our voting stock, excluding that held by these persons, or by our board of directors, excluding directors affiliated with these persons, or the consideration paid in the business combination must generally be the highest price paid by these persons to acquire our voting stock;

         - if stockholder approval is required by applicable law, any mergers, consolidations and sales of all or substantially all of our assets must be approved by the affirmative vote of at least two-thirds of our voting stock; and

         - our stockholders may amend or repeal any of the foregoing provisions of our certificate of incorporation or our bylaws only by a vote of two-thirds of the outstanding voting power of the stock entitled to vote generally in the election of directors.

In addition, we have a stockholders' rights plan designed to make it more costly and thus more difficult to gain control of us without the consent of our board of directors.

  RISKS THAT RELATE TO OUR RELATIONSHIP WITH KPMG LLP AND ITS RELATED ENTITIES

THE AGREEMENTS RELATING TO OUR SEPARATION FROM KPMG LLP WERE NOT NEGOTIATED ON AN ARM'S-LENGTH BASIS, AND THERE IS NO ASSURANCE THAT THESE AGREEMENTS ARE ON TERMS COMPARABLE TO THOSE THAT COULD HAVE BEEN OBTAINED FROM UNAFFILIATED THIRD PARTIES.

         As part of our separation from KPMG LLP in January 2000, we entered into a separation agreement which governed the transfer of the assets and liabilities relating to our business and contained indemnification provisions between us and KPMG LLP. We have also entered into a non-competition agreement with KPMG LLP that specifies which services will be offered by us and which by KPMG LLP. These agreements were not the result of arm's-length negotiations, and therefore we cannot assure you that their terms are comparable to the terms we could have obtained from unaffiliated third parties.

         Under our transition services agreement, KPMG LLP will provide us with basic administrative, clerical and processing services in areas such as accounting support, technology support, human resources, employee benefits and office space support. The fees we pay for many of these services are based on the total costs of providing these services on a centralized basis to both our company and KPMG LLP. We are assessed an allocated portion of these costs, generally based on the relative headcount, usage and other factors of our company and KPMG LLP. However, because these agreements were negotiated in the context of a "parent-subsidiary" relationship and were not the result of arm's-length negotiations, we may pay more or less for such services and receive better or worse service than if we had purchased such services from third party providers.

THE TERMINATION OF SERVICES PROVIDED UNDER THE TRANSITION SERVICES AGREEMENT WITH KPMG LLP COULD INVOLVE SIGNIFICANT EXPENSE WHICH COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.

         Under the transition services agreement with KPMG LLP, we contracted to receive certain infrastructure support services from KPMG LLP until we completed the build-out of our own infrastructure (which terminates no later than February 8, 2004 for non-technology services and February 8, 2005 for technology-related services). As the Company terminates services, the Company may be obligated to pay KPMG LLP termination costs, as defined in the transition services agreement, incurred as a result of KPMG LLP winding down and terminating such services. The Company continues to receive from KPMG LLP services relating to information technology (such as telecommunications and user services), financial systems, human resources systems, occupancy and office support services in facilities used by both the Company and KPMG LLP, and financing of capital assets used in the provisioning of transition services. The Company has given notice to KPMG LLP of its intent to terminate certain services in fiscal 2003 for which the amount of termination costs have either not been determined by KPMG LLP or not agreed upon by the parties. In July 2002, the

Company paid KPMG LLP $30.8 million representing the unamortized costs of leasehold improvements purchased by KPMG LLP and used exclusively by the Company. Based on information currently available, the Company anticipates paying KPMG LLP approximately $40 million to $60 million for the sale and transfer of additional capital assets (such as computer equipment, furniture and leasehold improvements) currently used by the Company through the transition services agreement (for which usage charges are included in the monthly costs under the agreement).

         The amount of termination costs that the Company will pay to KPMG LLP depends upon the timing of service terminations, the ability of the parties to work together to minimize the costs, and the amount of payments required under existing contracts with third parties for services provided to the Company by KPMG LLP and which can continue to be obtained directly by the Company thereafter. Accordingly, the amount of termination costs that the Company will pay to KPMG LLP in the future cannot be reasonably estimated at this time. The Company believes that the amount of termination costs yet to be assessed will not have a material adverse effect on the Company's consolidated financial position, cash flows, or liquidity. Whether such amounts could have a material effect on the results of operations in a particular period or quarter cannot be determined at this time.

THE NON-COMPETITION AGREEMENT WITH KPMG LLP PROHIBITS US FROM PROVIDING CERTAIN SERVICES AND MAY LIMIT OUR ABILITY TO EFFECTIVELY MOVE INTO CERTAIN NEW SERVICES IN THE FUTURE.

         Our non-competition agreement with KPMG LLP prohibits us from offering tax or assurance services, including attestation and verification services, and defined consulting services which were historically and will continue to be provided by KPMG LLP's tax and assurance practices. This prohibition may limit our ability to serve our clients.

         If both we and KPMG LLP desire to provide a new type of service or if we cannot agree with KPMG LLP as to who has the right to provide an existing service, the non-competition agreement provides a framework for resolving such disputes. However, if this process fails to resolve any such dispute in a timely and efficient manner, we may lose the opportunity to enter into a new market or pursue sales leads on a timely basis. In addition, ongoing disputes with KPMG LLP as to who can provide a type of existing or new service may result in both us and KPMG LLP bidding on similar work which, in turn, may damage our reputation in the marketplace.

         RISKS THAT RELATE TO OUR RELATIONSHIP WITH CISCO

THE PROVISIONS OF OUR INVESTOR RIGHTS AGREEMENT WITH CISCO WHICH PROHIBIT US FROM ENTERING INTO A MERGER OR SIMILAR AGREEMENT WITH FOUR NAMED COMPANIES WITHOUT CISCO'S CONSENT MAY LIMIT OUR ABILITY TO ENGAGE IN A CHANGE OF CONTROL TRANSACTION AND REDUCE THE PRICE OF OUR COMMON STOCK.

         In conjunction with Cisco's investment in our company and our alliance agreement with Cisco, we agreed that until January 31, 2005, we will not enter into an agreement with Lucent Technologies Inc., Nortel Networks Corporation, Alcatel S.A. or Juniper Networks, or four other companies as Cisco may designate on an annual basis, to merge, consolidate or otherwise combine with any such specified company or to sell all or substantially all of our assets to any of them without Cisco's consent. If any of these companies delivers to us a bona fide proposal to acquire us or if our board of directors decides to initiate negotiations regarding an acquisition by one of these companies, we have agreed to notify Cisco and give Cisco an opportunity to make a superior counter proposal to us. If we close an acquisition transaction with one of these companies, including if we do so after Cisco has failed to make a superior proposal, we have agreed to:

         - pay Cisco cash in an amount equal to our revenues for the preceding 12 months;

         - repurchase, at Cisco's request, any of our equity securities then held by Cisco at the greater of fair market value or original issue price; and

         - repurchase, at Cisco's request, any of our debt securities then held by Cisco at their face amount.

         Our obligation to make payments to Cisco if we enter into a transaction with Lucent Technologies, Inc., Nortel Networks Corporation, Alcatel S.A. or Juniper Networks also may have significant anti-takeover effects with respect to those companies and could depress the price of our common stock. Accordingly, the effect of these provisions is to reduce substantially, or even entirely eliminate, the possibility of us entering into a merger or other change of control transaction with one of these companies. To the extent that any of these companies were or were perceived as possible acquirors of our company, these provisions may depress the price of our common stock.

OUR ALLIANCE AGREEMENT WITH CISCO MAY REQUIRE US TO MAKE INVESTMENTS IN PERSONNEL AND EQUIPMENT EVEN IF WE DO NOT GENERATE SUFFICIENT CORRESPONDING REVENUES FOR US, WHICH MAY DECREASE OUR NET INCOME.

         Under our amended alliance agreement with Cisco, we have agreed to maintain the level of competence of our staff already trained on Cisco products and technologies as of July 1, 2001. When we are developing a joint solution with Cisco, we also have agreed to train at least the number of persons on the design, planning and implementation management of the technologies associated with the solution as are necessary to achieve the purpose of the solution. In addition, we have committed to staffing and operating at least one solution center for every joint solution developed under the alliance agreement. The solution centers provide clients advanced technology equipment to develop, demonstrate and provide training on our service offerings using Cisco hardware. The alliance agreement with Cisco requires us to provide this staffing and these solution center operations even if the results of our operations do not justify such activities. If the anticipated benefits of our alliance with Cisco do not materialize, or fail to materialize in the time frame we anticipate, and we nonetheless have to hire additional consultants or make additional investments in Cisco-related equipment, it could adversely affect our profitability.

OUR ALLIANCE AGREEMENT WITH CISCO DOES NOT PREVENT CISCO FROM ENTERING INTO SIMILAR AGREEMENTS WITH OUR COMPETITORS, AND ANY AGREEMENTS WITH COMPETITORS MIGHT DIMINISH THE EFFECTIVENESS OF OUR RELATIONSHIP WITH CISCO WITHOUT REDUCING OUR OBLIGATIONS UNDER THE ALLIANCE AGREEMENT.

         As a part of our alliance agreement with Cisco, we have agreed to make investments in personnel, training and equipment and to limitations on our ability to jointly market with Lucent Technologies Inc., Nortel Networks Corporation, Alcatel S.A. or Juniper Networks, or, in lieu thereof, four other companies as Cisco may designate on an annual basis. These obligations and restrictions will remain in place even if Cisco enters into a similar arrangement with one of our competitors. We believe, based on published reports, that Cisco has entered into joint marketing agreements with certain of our competitors, including Cap Gemini Ernst & Young and PricewaterhouseCoopers LLP. To the extent that either of these arrangements or any future arrangements entered into by Cisco and our other competitors are similar in nature and scope to our agreement, the effectiveness of our joint marketing efforts may be negatively impacted and our relationship with Cisco may generate lower revenues than we anticipate, which could adversely affect our profitability.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements in this prospectus and any documents incorporated by reference constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to our operations that are based on our current expectations, estimates and projections. Words such as "may," "will," "could," "would," "should, " "anticipate," "predict," "potential," "continue," "expects," "intends," "plans," "projects," "believes," "estimates" and similar expressions are used to identify these forward-looking statements. These statements are only predictions and as such are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events or our future financial performance that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. As a result, these statements speak only as of the date they were made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

             Our actual results may differ from the forward-looking statements for many reasons, including:

         - the business decisions of our clients regarding the use of our services;

         -      the timing of projects and their termination;

         - the availability of talented professionals to provide our services;

         -      the pace of technological change;

         -      the strength of our joint marketing relationships;

         -      continuing limitations following our separation from KPMG LLP;

         -      the actions of our competitors; and

         - unexpected difficulties associated with our recent acquisitions and group hires of business consultants involving KPMG Consulting AG and the former Andersen Business Consulting Practices.

         In addition, our results and forward-looking statements could be affected by general domestic and international economic and political conditions, including the current slowdown in the economy, uncertainty as to the future direction of the economy and vulnerability of the economy to domestic or international incidents, as well as market conditions in our industry. For a more detailed discussion of certain of these factors, see "Risk Factors" in this prospectus and the applicable prospectus supplement, and "Factors Affecting Future Financial Results" in our Form 10-K for the year ended June 30, 2002 (incorporated by reference in this prospectus) and similar sections in our future filings which are incorporated by reference in this prospectus, which describe risks and factors that could cause results to differ materially from those projected in such forward-looking statements. We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those implied by any forward-looking statements.

                              SELLING STOCKHOLDERS

         We are registering for resale shares of our common stock held by the stockholders identified below. The selling stockholders acquired the resale shares in connection with our acquisition on August 22, 2002 of KPMG Consulting AG, a company whose operations consist primarily of the former German, Swiss and Austrian consulting practices of KPMG Deutsche Treuhand-Gesellschaft AG ("KPMG DTG").

         Except where noted otherwise, the selling stockholders whose names are listed below are current or former employees and consultants of KPMG Consulting AG.

         The selling stockholders will determine the actual number of shares, if any, that they will sell. Because the selling stockholders may sell all, some or none of the shares of common stock that they hold, we are unable to estimate the amount or percentage of shares of common stock that they will hold after completion of the offering.

         The following table provides information regarding the beneficial ownership of our common stock by the selling stockholders as of August 31, 2002.

                           Selling Stockholder Table

-----------------------------------------------------------------------------------------------------------
                                              Shares Beneficially
                                            Owned Prior to Offering
-----------------------------------------------------------------------------------------------------------
                                                                                      Maximum Number of
   Name of Selling                                                                       Shares Being
     Stockholder                         Number                 Percent                    Offered
-----------------------------------------------------------------------------------------------------------
KPMG DTG(1)                           21,923,825                 11.57%                   9,401,277
-----------------------------------------------------------------------------------------------------------
KPMG Regulus                          12,522,548                  6.61%                  12,522,548
Treuhand-Gesellschaft GmbH
("KPMG RTG")(2)
-----------------------------------------------------------------------------------------------------------
Blaschitz, Peter(3)                      944,350                    *                       944,350
-----------------------------------------------------------------------------------------------------------
Blaschitz, Michael(3)                    166,650                    *                       166,650
-----------------------------------------------------------------------------------------------------------
Ansink, Hendrik                          293,568                    *                       293,568
-----------------------------------------------------------------------------------------------------------
Melcher, Peter                           293,568                    *                       293,568
-----------------------------------------------------------------------------------------------------------
Leimbacher, Beat                         147,544                    *                       147,544
-----------------------------------------------------------------------------------------------------------
Barth, Hans-Peter                        146,801                    *                       146,801
-----------------------------------------------------------------------------------------------------------
Falk, Bodo                               146,801                    *                       146,801
-----------------------------------------------------------------------------------------------------------
Herrmann, Manfred                        146,801                    *                       146,801
-----------------------------------------------------------------------------------------------------------
Seeger, Steffen                          146,801                    *                       146,801
-----------------------------------------------------------------------------------------------------------
Baer, Jakob(4)                           93,438                     *                       93,438
-----------------------------------------------------------------------------------------------------------
Achterholt, Uwe                          66,060                     *                       66,060
-----------------------------------------------------------------------------------------------------------
Bretschneider, Harald                    66,060                     *                       66,060
-----------------------------------------------------------------------------------------------------------
Brunner, Kurt                            66,060                     *                       66,060
-----------------------------------------------------------------------------------------------------------
Crostack, Gunther                        66,060                     *                       66,060
-----------------------------------------------------------------------------------------------------------
Dammig, Ernst-Dieter                     66,060                     *                       66,060
-----------------------------------------------------------------------------------------------------------
Hauff, Volker                            66,060                     *                       66,060
-----------------------------------------------------------------------------------------------------------
Hohler, Gabriele                         66,060                     *                       66,060
-----------------------------------------------------------------------------------------------------------
Lang, Peter                              66,060                     *                       66,060
-----------------------------------------------------------------------------------------------------------
Weil, Thomas                             66,060                     *                       66,060
-----------------------------------------------------------------------------------------------------------
Zwicker, Stefan(5)                       64,642                     *                       64,642
-----------------------------------------------------------------------------------------------------------
Bender, Cornel                           51,380                     *                       51,380
-----------------------------------------------------------------------------------------------------------
Gilb, Theo                               51,380                     *                       51,380
-----------------------------------------------------------------------------------------------------------
Grall, Torsten                           51,380                     *                       51,380
-----------------------------------------------------------------------------------------------------------
Hartmann, Detlef                         51,380                     *                       51,380
-----------------------------------------------------------------------------------------------------------
Horstmann, Walter                        51,380                     *                       51,380
-----------------------------------------------------------------------------------------------------------
Kreutzmann, Werner                       51,380                     *                       51,380
-----------------------------------------------------------------------------------------------------------
Lambertz, Hans-Dieter                    51,380                     *                       51,380
-----------------------------------------------------------------------------------------------------------
Lehmann, Horst                           51,380                     *                       51,380
-----------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------
Mockler, Peter                           51,380                     *                       51,380
-----------------------------------------------------------------------------------------------------------
Mundus, Franz-Josef                      51,380                     *                       51,380
-----------------------------------------------------------------------------------------------------------
Niedermayer, Peter                       51,380                     *                       51,380
-----------------------------------------------------------------------------------------------------------
Raubold, Peter                           51,380                     *                       51,380
-----------------------------------------------------------------------------------------------------------
Seum, Andreas                            51,380                     *                       51,380
-----------------------------------------------------------------------------------------------------------
Wallesch, Brigitte                       51,380                     *                       51,380
-----------------------------------------------------------------------------------------------------------
Mahrlander, Hans-Jurgen                  44,389                     *                       44,389
-----------------------------------------------------------------------------------------------------------
Achermann, Hubert                        42,739                     *                       42,739
-----------------------------------------------------------------------------------------------------------
Hess, Peter                              42,739                     *                       42,739
-----------------------------------------------------------------------------------------------------------
Halbedl, Ewald                           41,104                     *                       41,104
-----------------------------------------------------------------------------------------------------------
Mathers, Bruce                           40,420                     *                       40,420
-----------------------------------------------------------------------------------------------------------
Walker, Jorg                             39,848                     *                       39,848
-----------------------------------------------------------------------------------------------------------
Stemme, Wolfgang                         39,636                     *                       39,636
-----------------------------------------------------------------------------------------------------------
Haag, Gunter                             38,853                     *                       38,853
-----------------------------------------------------------------------------------------------------------
Diethelm, Hanno                          35,130                     *                       35,130
-----------------------------------------------------------------------------------------------------------
Rubin, Heinz                             35,130                     *                       35,130
-----------------------------------------------------------------------------------------------------------
Scheuer, Alex                            35,130                     *                       35,130
-----------------------------------------------------------------------------------------------------------
Sutter, Kurt                             35,130                     *                       35,130
-----------------------------------------------------------------------------------------------------------
Wicki, Josef                             35,130                     *                       35,130
-----------------------------------------------------------------------------------------------------------
Ramsperger, Udo                          34,952                     *                       34,952
-----------------------------------------------------------------------------------------------------------
Castelnuovo, Mario                       33,071                     *                       33,071
-----------------------------------------------------------------------------------------------------------
Bretzke, Wolf-Rudiger                    33,030                     *                       33,030
-----------------------------------------------------------------------------------------------------------
Hanimann, Peter                          29,396                     *                       29,396
-----------------------------------------------------------------------------------------------------------
Brunner, Robert                          29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Correnz, Wofgang                         29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Dambon, Dieter                           29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Engel, Peter                             29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Gortzen, Matthias                        29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Grotenhofer, Jochen                      29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Haisermann, Alexa                        29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Hase, Ekkehard                           29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Hedden, Olaf                             29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Hefner, Sabine                           29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Hilbert, Hans-Joachim                    29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Jung, Wolfgang                           29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Kehlenbeck, Ralf                         29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Lauffer, Goetz                           29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Linzner, Peter                           29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Max, Clemens                             29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Meyer, Rolf                              29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Morlock, Eccard                          29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Petschke, Christian                      29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Pfaff, Manfred                           29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Prisco, Paolo                            29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Rahmel, Stefanie                         29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Sauer-Brabander, Thomas                  29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Schnetzer, Michael                       29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Schubart, Wolfgang                       29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Schurau, Peter                           29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Schwieger, Hans-Christian                29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Scott, Paul                              29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Wagner, Robert                           29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------
Wunsch, Axel                             29,360                     *                       29,360
-----------------------------------------------------------------------------------------------------------
Hauser, Paco                             28,104                     *                       28,104
-----------------------------------------------------------------------------------------------------------
Nickler, Marcel                          28,104                     *                       28,104
-----------------------------------------------------------------------------------------------------------
Bahler, Armin                            27,197                     *                       27,197
-----------------------------------------------------------------------------------------------------------
Doerig, Beat                             27,197                     *                       27,197
-----------------------------------------------------------------------------------------------------------
Gebert, Georges                          27,197                     *                       27,197
-----------------------------------------------------------------------------------------------------------
Herzog, Peter                            27,197                     *                       27,197
-----------------------------------------------------------------------------------------------------------
Honegger, Claude                         27,197                     *                       27,197
-----------------------------------------------------------------------------------------------------------
Ittensohn, Elmar                         27,197                     *                       27,197
-----------------------------------------------------------------------------------------------------------
Luthiger, Fredy                          27,197                     *                       27,197
-----------------------------------------------------------------------------------------------------------
Roth, Rudolf                             27,197                     *                       27,197
-----------------------------------------------------------------------------------------------------------
Rufi, Bernard                            27,197                     *                       27,197
-----------------------------------------------------------------------------------------------------------
Rusconi, Bruno                           27,197                     *                       27,197
-----------------------------------------------------------------------------------------------------------
Russi, Doris                             27,197                     *                       27,197
-----------------------------------------------------------------------------------------------------------
Schenk, Peter                            27,197                     *                       27,197
-----------------------------------------------------------------------------------------------------------
Albrecht, Christoph                      26,424                     *                       26,424
-----------------------------------------------------------------------------------------------------------
Hiller, Franz                            26,424                     *                       26,424
-----------------------------------------------------------------------------------------------------------
Schroder. Gerd                           26,424                     *                       26,424
-----------------------------------------------------------------------------------------------------------
Allenspach, Hansjurg                     25,722                     *                       25,722
-----------------------------------------------------------------------------------------------------------
Bertschinger, Peter                      25,722                     *                       25,722
-----------------------------------------------------------------------------------------------------------
Beyeler, Willy                           25,722                     *                       25,722
-----------------------------------------------------------------------------------------------------------
Braunschweig, Yves                       25,722                     *                       25,722
-----------------------------------------------------------------------------------------------------------
Buck, Arthur                             25,722                     *                       25,722
-----------------------------------------------------------------------------------------------------------
Buhler, Josef                            25,722                     *                       25,722
-----------------------------------------------------------------------------------------------------------
Colledge, David                          25,722                     *                       25,722
-----------------------------------------------------------------------------------------------------------
Escher, Adrian                           25,722                     *                       25,722
-----------------------------------------------------------------------------------------------------------
Gehriger, Pierre-Olivier                 25,722                     *                       25,722
-----------------------------------------------------------------------------------------------------------
Killer, Rolf                             25,722                     *                       25,722
-----------------------------------------------------------------------------------------------------------
Lonfat, Marc                             25,722                     *                       25,722
-----------------------------------------------------------------------------------------------------------
Malcotsis, George                        25,722                     *                       25,722
-----------------------------------------------------------------------------------------------------------
Moser, Hans                              25,722                     *                       25,722
-----------------------------------------------------------------------------------------------------------
Ranzoni, Marco                           25,722                     *                       25,722
-----------------------------------------------------------------------------------------------------------
Robertson, Stuart                        25,722                     *                       25,722
-----------------------------------------------------------------------------------------------------------
Scherer, Martin                          25,722                     *                       25,722
-----------------------------------------------------------------------------------------------------------
von Deschwanden, Paul                    25,722                     *                       25,722
-----------------------------------------------------------------------------------------------------------
Wharton, Michael                         25,722                     *                       25,722
-----------------------------------------------------------------------------------------------------------
Zach, Pierre                             25,722                     *                       25,722
-----------------------------------------------------------------------------------------------------------
Kloti, Albert                            23,312                     *                       23,312
-----------------------------------------------------------------------------------------------------------
Lanfranchi, Orlando                      23,312                     *                       23,312
-----------------------------------------------------------------------------------------------------------
Meisterhans, Jurg                        23,312                     *                       23,312
-----------------------------------------------------------------------------------------------------------
Michael, Peter                           23,312                     *                       23,312
-----------------------------------------------------------------------------------------------------------
Willems, Erik                            23,312                     *                       23,312
-----------------------------------------------------------------------------------------------------------
Ueltschi, Urs                            22,834                     *                       22,834
-----------------------------------------------------------------------------------------------------------
Zimmermann, Andreas                      22,132                     *                       22,132
-----------------------------------------------------------------------------------------------------------
Aepli, Hans                              22,047                     *                       22,047
-----------------------------------------------------------------------------------------------------------
DeBlanc, Bryan                           22,047                     *                       22,047
-----------------------------------------------------------------------------------------------------------
Dormann, Hieronymus                      22,047                     *                       22,047
-----------------------------------------------------------------------------------------------------------
Greig, Brian                             22,047                     *                       22,047
-----------------------------------------------------------------------------------------------------------
Hallauer, Philipp                        22,047                     *                       22,047
-----------------------------------------------------------------------------------------------------------
Jaquet, Raphael                          22,047                     *                       22,047
-----------------------------------------------------------------------------------------------------------
Kappeli, Puis                            22,047                     *                       22,047
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
520 selling stockholders who in         1,859,616                 0.98%                    1,859,616
the aggregate hold
less than 1% of our
common stock outstanding
prior to the offering
-----------------------------------------------------------------------------------------------------------

* Less than one percent of the outstanding shares of common stock.

(1) KPMG DTG has sole dispositive power with respect to 9,401,277 shares and sole voting power with respect to 21,923,825 shares. KPMG RTG has sole dispositive power with respect to 12,522,548 of these shares. KPMG DTG was the majority stockholder of KPMG Consulting AG prior to our acquisition of KPMG Consulting AG and had a variety of contractual and business relationships with that entity, including contractual arrangements to provide certain support and technical services, financing services and cash management services. KPMG DTG continues to provide a limited number of services at cost pursuant to a transition services agreement with KPMG Consulting AG, which was entered into in connection with our acquisition of KPMG Consulting AG.

(2) KPMG RTG is an entity affiliated with KPMG DTG. Contractual arrangements between KPMG RTG and KPMG DTG provide KPMG DTG with sole voting power with respect to these 12,522,548 shares and KPMG RTG with sole dispositive power with respect to these shares. KPMG DTG may be deemed to beneficially own these shares.

(3) These selling stockholders were former minority stockholders and officers of KPMG Consulting AG group companies.

(4) This selling stockholder was a member of the supervisory board of KPMG Consulting AG until July 2002 but was not an employee or consultant of KPMG Consulting AG.

(5) This selling stockholder was not an employee or consultant of KPMG Consulting AG.

                                USE OF PROCEEDS

         We will not receive any of the proceeds when the selling stockholders sell their common stock to others. All sale proceeds will be received by the selling stockholders.

                              PLAN OF DISTRIBUTION

         The selling stockholders and any of their pledgees, donees, assignees, transferees or successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this resale prospectus (collectively, the "selling stockholders") may, from time to time, sell any or all of the shares of common stock offered hereby on the Nasdaq National Market or any stock exchange, market or trading facility on which the shares are traded, or in private transactions. These sales may be made at market prices prevailing at the time of the sale or at negotiated or fixed prices. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may use any one or more of the following methods when selling shares:

            - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

            - block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

            - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

            - an exchange distribution in accordance with the rules of the applicable exchange;

            -      privately negotiated transactions;

            -      underwritten offerings;

            -      short sales;

            - agreements by the broker-dealer and the selling stockholders to sell a specified number of such shares at a stipulated price per share;

            -      a combination of any such methods of sale; and

            -      any other method permitted by applicable law.

         The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, or under Section 4(1) of the Securities Act, rather than under this resale prospectus.

         Unless otherwise prohibited, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions in connection with distributions of the shares or otherwise. In such transactions, broker-dealers or financial institutions may engage in short sales of the shares in the course of hedging the position they assume with the selling stockholders. The selling stockholders may also engage in short sales, puts and calls, forward-exchange contracts, collars and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. If the selling stockholders sell shares short, they may redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or financial institutions which require the delivery to the broker-dealer or the financial institution of the shares. The broker-dealer or financial institution may then resell or otherwise transfer such shares pursuant to this resale prospectus. In addition, the selling stockholders may loan their shares to broker-dealers or financial institutions who are counterparties to hedging transactions and the broker-dealers, financial institutions or counterparties may sell the borrowed shares into the public market. The selling stockholders may also pledge their shares to their brokers or financial institutions and under the margin loan the broker or financial institution may, from time to time, offer and sell the pledged shares.

         The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

         We will file a supplement to this resale prospectus, if required, under Rule 424(b) under the Securities Act upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer or financial institution for the sale of shares through a block trade, special or underwritten offering, exchange distribution or secondary distribution or a purchase by a broker, dealer or financial institution. Such supplement may include:

     - the name of each selling stockholder and of the participating broker-dealer(s) or financial institution(s);

     -   the number of shares involved;

     -   the price at which such shares were sold;

     - the commissions paid or discounts or concessions allowed to such broker-dealer(s) or financial institution(s), where applicable;

     - that such broker-dealer(s) or financial institution(s) did not conduct any investigation to verify the information set out or incorporated by reference in this resale prospectus; and

     -   other facts material to the transaction.

         We will pay all fees and expenses in connection with the registration of the shares by the selling stockholders. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling stockholders have agreed to indemnify us and our agents against certain liabilities. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

         The selling stockholders and any underwriters, brokers, dealers, financial institutions or agents that participate in the distribution of the common stock may be deemed to be "underwriters" under the Securities Act, and any profit on the sale of the common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers, financial institutions or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

         The selling stockholders and any other person participating in the distribution will be subject to the applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of any other person participating in the distribution. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.


                                 LEGAL MATTERS


         The validity of the shares of our common stock offered by this resale prospectus will be passed upon for our company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), Washington, DC.

                                    EXPERTS

         The consolidated balance sheets of KPMG Consulting (successor to the consulting business of KPMG LLP) as of June 30, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the years ended June 30, 2002 and 2001 and the five months ended June 30, 2000, and the related combined statements of income before partner distributions and benefits, changes in equity and cash flows for the seven months ended January 31, 2000 have been audited by Grant Thornton LLP, independent certified public accountants. These financial statements and the report of the independent certified public accountants, included in KPMG Consulting's Annual Report on Form 10-K for the year ended June 30, 2002 filed on September 30, 2002, are incorporated by reference in this document.

                      WHERE YOU CAN FIND MORE INFORMATION

         This prospectus is only part of a registration statement on Form S-3 that we have filed with the SEC. As permitted by SEC rules, this prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and our securities.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov. In addition, you can inspect and copy our reports, statements and other information at the offices of National Association of Securities Dealers, Inc., at 1735 K Street, N.W., Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE

         The SEC allows us to incorporate by reference into this document the information we have filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information subsequently incorporated by reference.

         We incorporate by reference the documents listed below:

         1. Our annual report on Form 10-K for the fiscal year ended June 30, 2002;

         2. Our current reports on Form 8-K filed on September 6, 2002 and September 30, 2002; and

         3. The description of our common stock and the stockholders rights attached to our common stock contained in our registration statement on Form 8-A filed on September 19, 2002;

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:


                               Investor Relations
                              KPMG Consulting, Inc.
                                 99 High Street
                              Boston, MA 02110-2371
                    Tel: (617) 988-1885, Fax: (617) 988-0836
                          E-mail: us-investors@kpmg.com

         Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

         We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) on or after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of such registration statement and (ii) on or after the date of this prospectus and prior to the termination of the offering made hereby. Such documents will become a part of this prospectus from the date that the documents are filed with the SEC.

         You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus is accurate only as of the date of the documents containing the information. Our business, financial condition, results of operation and prospects may have changed since that date.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth all fees and expenses payable by the registrant in connection with the issuance and distribution of the securities being registered hereby (other than underwriting discounts and commissions). All such expenses, except the Securities and Exchange Commission, which we refer to as the SEC, registration fee, are estimated.

SEC registration fee ................     $18,110
Legal fees and expenses .............     $75,000
Accounting fees and expenses ........     $50,000
Printing expenses ...................     $100,000
Miscellaneous .......................     $45,000
                                          --------
Total ............................        $288,110
                                          ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

LIMITATION ON LIABILITY OF DIRECTORS

         Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

         Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, if he or she acted under similar standards to those set forth above, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

         Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

         As permitted by Section 102(b)(7) of the DGCL, the company's certificate of incorporation provides that a director shall not be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such provision does not eliminate or limit the liability of a director for: (i) any breach of the director's duty of loyalty to the company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law,
(iii) any violation of Section 174 of the DGCL, or (iv) engaging in any transaction from which the director derived an improper personal benefit. The company's certificate of incorporation requires that directors and officers be indemnified to the fullest extent authorized by the DGCL, or any other applicable law or amendments thereunder but, in the case of any amendments, only to the extent such amendment permits the company to provide broader indemnification rights than permitted prior thereto.

         Any underwriting agreements that we may enter into may provide for the indemnification of the registrant, its controlling persons, its directors and certain of its officers by the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

         The company has a directors' liability insurance policy which insures directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

         The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which Exhibit Index is hereby incorporated by reference.

ITEM 17. UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (a)    (1)  To file, during any period in which offers or
                     sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to SEC by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

         (b) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        (d)       The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean, Commonwealth of Virginia, on the 30th day of September, 2002.

                                    KPMG Consulting, Inc.

                                    By: /s/ Randolph C. Blazer
                                        ---------------------------------------
                                        Randolph C. Blazer
                                        Chairman of the Board, Chief
                                        Executive Officer and President

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on September 30, 2002 in the capacities indicated below.



                Signature                                              Title
                ---------                                              -----


      /s/ Randolph C. Blazer                      Chairman of the Board, Chief Executive Officer and
      ------------------------------              President
           Randolph C. Blazer

      /s/ Robert C. Lamb, Jr.                     Principal Financial and Accounting Officer: Executive Vice
      ------------------------------              President and Chief Financial Officer
            Robert C. Lamb, Jr.


       By: *                                                            Director
      ------------------------------
            Douglas C. Allred

       By: *                                                            Director
      ------------------------------
            Wolfgang Kemna

                                                                        Director
      ------------------------------
            Roderick C. McGeary

       By: *                                                            Director
      ------------------------------
            Afshin Mohebbi

       By: *                                                            Director
      ------------------------------
            Alice M. Rivlin

         * By: /s/ David W. Black
               ------------------------------
                  David W. Black
                  as Attorney-in-Fact

                                 EXHIBIT INDEX



Exhibit Number             Description of Exhibit
--------------             ----------------------

2.1                        Share Purchase Agreement, dated June 8, 2002, among
                           KPMG Consulting, Inc., KPMG DTG and the minority stockholders (incorporated herein by reference to Exhibit 2.1 to the Registrant's Form 8-K, filed on
                           September 6, 2002).

4.1                        Rights Agreement, dated as of October 2, 2001, between KPMG Consulting, Inc.
                           and EquiServe Trust Company, N.A. (incorporated herein by reference to Exhibit
                           1.1 to the Registrant's Registration Statement on Form 8-A, filed on October 3,
                           2001).

4.2                        Amendment No. 1 to Rights Agreement, dated as of August 19, 2002, between KPMG
                           Consulting, Inc. and EquiServe Trust Company, N.A. (incorporated herein by reference to Exhibit 99.1 to the Registrant's Form 8-K, filed on September 6,
                           2002).

5.1*                       Opinion of Fried, Frank, Harris, Shriver & Jacobson as to the legality of the common stock covered by this registration statement.

23.1*                      Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1).

23.2                       Consent of Grant Thornton LLP.

24.1                       Powers of Attorney.

--------------------
*To be filed by amendment.